EXHIBIT D-13

                                                      STATE OF MISSOURI
                                                 PUBLIC SERVICE COMMISSION

                                           At a session of the Public Service
                                                Commission held at its office
                                                in Jefferson City on the 25th
                                                day of July, 2002.





Staff of the Missouri Public Service        )
Commission,                                 )
                                            )
                    Complainant,            )
                                            )        CASE NO. EC-2002-1
v.                                          )        ------------------
Union Electric Company,                     )
d/b/a AmerenUE,                             )
                                            )
                    Respondent.             )


              REPORT AND ORDER APPROVING STIPULATION AND AGREEMENT
              ----------------------------------------------------

         Syllabus: This order approves a settlement reached by the parties that, inter alia, requires Union Electric Company d/b/a AmerenUE to reduce rates by $110 million over three years, and provide a one-time credit of $40 million to its customers.

         The evidentiary hearing in this case began on July 11, 2002. On July 12, the parties informed the Commission that they had reached an agreement in principle that would resolve all issues. The Commission recessed the hearing to allow the parties the opportunity to finalize the agreement and reduce it to writing. On July 16, most of the parties filed a Stipulation and Agreement that resolves all outstanding issues for the purpose of this case. Later that day, the only two parties that did not join in the agreement (Kansas City Power and Light Company and Laclede Gas Company) each filed a pleading in which each stated that it did not oppose the stipulation and waived a hearing. Pursuant to 4 CSR 240-2.115, the Commission will treat the agreement as unanimous.

         The agreement is somewhat complex, and its salient points will be discussed here. The agreement itself is attached to this order.

         The first portion of the agreement deals with rate reductions and credits. AmerenUE agrees to make a one-time credit to its Missouri retail electric customers of $40 million. This credit is in settlement of Case Nos. EM-96-149, EC-2002-1025, and EC-2002-1059, all of which relate to the now-expired Experimental Alternative Regulation Plan. AmerenUE will reduce rates as of April 1, 2002, by $50 million. A credit reflecting the reduction in rates for the period between April 1 and the effective date of this order will be made to all customers. AmerenUE will again reduce rates on April 1, 2003, by $30 million, and again on April 1, 2004, by $30 million. The parties agree that none of them1/ shall file a case to institute a general rate increase or decrease before January 1, 2006.

         The agreement also provides that AmerenUE will make necessary infrastructure investments during the period of time covered by the agreement. These investments include 700 megawatts of new capacity, upratings of existing


--------
1 The agreement specifically exempts the Office of the Attorney General from this moratorium. While the question of the authority of the Attorney General's Office to file a case to change the rates resulting from this agreement has not been briefed, the reason for the exemption appears to be the Office of the Attorney General's desire to not concede its statutory or constitutional authority.


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plants of 270 megawatts, and new transmission lines and upgrades to existing transmission lines that will increase import capability by 1300 megawatts. These investments will total $2.25 to 2.75 billion.

         AmerenUE, as part of the agreement, also commits to make certain investments in the communities it serves. It will make an initial $5 million contribution to its Dollar More Program on September 1, 2002, and will contribute $1 million more each year for the next four years. It will create a weatherization fund for its low-income customers, and initially fund it with $2 million on September 1, 2002, and will contribute an additional $500,000 each year for the next four years. AmerenUE will also create a community development corporation and fund it with $5 million on September 1, 2002, and an additional $1 million each year for the next four years. Finally, AmerenUE will create a residential and commercial energy efficiency fund and fund it with $2 million on September 1, 2002, and an additional $500,000 each year for the next four years. All of these investments will be recorded below the line, and not treated as a regulated expense. The details for several of the programs will be worked out through the collaborative efforts of interested entities.

         The agreement also contains a number of miscellaneous provisions. For example, AmerenUE will modify the way it calculated its dismantling costs and/or service lines for certain assets with the result that it will decrease its depreciation expense by approximately $20 million annually. AmerenUE also commits to provide to the signatories a cost of service study by January 1, 2006, covering the twelve months ending June 30, 2005. Collaborative efforts will also be used to design and implement a residential time-of-use pilot project, and to increase the amount of demand-response options (including interruptible load).


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         On July 19, 2002, the Staff of the Commission filed a memorandum in support of the agreement, as required by paragraph 15a of the agreement. Staff explains its rationale for entering into the agreement, and explains in some detail why the agreement is in the public interest. Staff tried to anticipate the questions the Commission might have regarding the agreement, and gave its answers to those questions.

         On July 24, 2002, the Missouri Industrial Energy Consumers (MIEC), a group of AmerenUE's industrial customers, filed a response to the Staff memorandum. The MIEC explained that it supports the agreement for some of the same reasons as the Staff, but disagreed with others of the Staff's reasons. Also on July 24, the Staff filed an addendum to its memorandum, and a revised version of the attachment to the agreement. The addendum addresses and explains the provisions in the agreement about the decommissioning of the Callaway nuclear power plant, and raises an issue about the proper treatment of credits that would be due to AmerenUE customers that have been transferred to an electric cooperative pursuant to a Commission order. The revised attachment simply refines the calculations in the original attachment, resulting in a change of $.001 to one rate element in the second year of the moratorium period, and another change of the same amount to a rate element in the third year. Any party that objects to the revisions to the attachment must file a pleading raising its objection as soon as possible, and will be ordered to do so.

         The Commission re-convened the hearing on July 24, 2002, for the purpose of asking questions of the parties and of the parties' witnesses. At


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that hearing, all parties who had not already filed a response to the Staff's memorandum waived their right to do so. The Missouri Energy Group, a group of AmerenUE's industrial customers, concurred with the response to the Staff memorandum filed by the MIEC. The parties affirmed their support for the agreement, and explained why it is in the public interest. The Commission admitted into the record all of the prefiled testimony that had not already been admitted.

         Pursuant to Section 536.060, RSMo 2000, the Commission may accept the agreement as a resolution of the issues in this case. The most compelling evidence supporting the conclusion that the agreement is in the public interest is the broad range of interests that entered into it. The parties include representatives of the spectrum of AmerenUE customers, from the small residential customers to the largest industrial customers. The parties also include other utilities and the Missouri Department of Natural Resources. For such a diversity of interests to be able to reach a comprehensive resolution of the 47 separate issues that were in dispute at the beginning of the hearing, the agreement must necessarily be in the public interest. The responses of the parties to Commission questions at the hearing on July 24 confirm this conclusion.

         Another important consideration in the Commission's conclusion that the agreement is in the public interest is that it does not restrict the Commission's powers in any way. The Commission has the right under Section 386.390, RSMo 2000, to institute a complaint about the reasonableness of AmerenUE's rates, and that right is not affected by the agreement. Although the parties (see footnote 1) have agreed to give up some of their rights, the Commission does not, by approving the agreement, give up any of its rights. Furthermore, the Commission has broad oversight over AmerenUE in addition to its right to institute a rate complaint, and the agreement does not limit the Commission's oversight.


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         The Commission has reviewed the agreement, the memorandum in support of it and the responses to that memorandum, the testimony filed and admitted into the record, and finds the agreement to be reasonable and in the public interest and will, therefore, approve it.

         IT IS THEREFORE ORDERED:

         1. That the Stipulation and Agreement filed on July 16, 2002, is approved, and all parties shall be bound by its terms.

         2. That any party that objects to the revisions, filed by the Staff of the Commission on July 24, 2002, to Attachment A to the Stipulation and Agreement must file a pleading raising its objection no later than July 30, 2002.

         3. That this order shall become effective on August 4, 2002.

                                         BY THE COMMISSION


                                         DALE HARDY ROBERTS
                                         SECRETARY/CHIEF REGULATORY LAW JUDGE


(S E A L)


Simmons, Ch., Murray, Lumpe and Forbis, CC., concur
Gaw, C., concurs, concurrence to follow

Mills, Deputy Chief Regulatory Law Judge


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